The9 Limited

17 Floor, No. 130 Wu Song Road

Hong Kou District, Shanghai 200080

People’s Republic of China

August 29, 2024

VIA EDGAR

Mr. Rolf Sundwall

Ms. Kate Tillan

Mr. John Dana Brown

Ms. Sonia Bednarowski

Office of Crypto Assets

Division of Corporation Finance

100 F Street, NE

Washington, D.C., 20549

Re:	The9 Limited (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2023
Correspondence Filed October 20, 2023
File No. 001-34238

Dear Mr. Sundwall, Ms. Tillan, Mr. Brown and Ms. Bednarowski,

This letter sets forth the Company’s responses to the comments contained in the letter dated July 18, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Commission on April 15, 2024 (the “2023 Form 20-F”) and the Company’s correspondence filed with the Commission on October 20, 2023 (the “Correspondence”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2023 Form 20-F and the Correspondence.

Securities and Exchange Commission

August 29, 2024

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2023

Information on the Company

Business Overview

Cryptocurrency Mining, page 85

1.	Refer to your response to prior comments 6 and 7. In future filings, please expand to disclose the location and number of miners at each location. Please revise to disclose how many miners you own of each type of miner identified on page 80 and identify the crypto assets mined by each type of miner.

Response:

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 80:

We currently own the following models of mining machines:

•	Antminer S19 series with the average hash rate of 90 TH, average age of two years and average energy efficiency of 3,200W. These miners mine Bitcoin. As of the date of this annual report, we owned [**] Antminer S19 series miners, including [**] located in Aktau, Kazakhstan, [**] located in Texas, the U.S., [**] located in Alberta, Canada and [**] located in Kyrgyzstan.

•	WhatsMiner M21 and 31 series with the average hash rate of 60 TH, average age of three and a half years and average energy efficiency of 3,300W. These miners mine Bitcoin. As of the date of this annual report, we owned [**] WhatsMiner M21 and 31 series miners, all of which were located in Aktau, Kazakhstan.

•	Avalon 1246 series with the average hash rate of 85 TH, average age of three years and average energy efficiency of 3,400W. These miners mine Bitcoin. As of the date of this annual report, we owned [**] Avalon 1246 series miners, all of which were located in Aktau, Kazakhstan.

•	Avalon A10 series with the average hash rate of 32 TH, average age of four years and average energy efficiency of 2,300W. These miners mine Bitcoin. As of the date of this annual report, we owned [**] Avalon A10 series miners, all of which were located in Aktau, Kazakhstan.

•	Avalon A8 series with the average hash rate of 13TH, average age of five years and average energy efficiency of 1,200W. These miners mine Bitcoin. As of the date of this annual report, we owned [**] Avalon A8 series miners, all of which were located in Aktau, Kazakhstan.

As of the date of this annual report, we have deployed around ~~13,018~~ [**] mining machines in total. We do not use our mining machines as collateral for any loan or other similar activities.

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Securities and Exchange Commission

August 29, 2024

2.	Refer to your response to prior comment 9. Regarding your disclosure under the subheading “Mining pool operators” on page 82, in future filings please revise as follows:

•	We note your disclosure on page 82 that your have signed a memorandum of understanding with Binance Capital Management Co., Ltd. to procure long-term cooperation of “more than three years.” Revise to clarify the term of the agreement. You also state that “[i]n the case of any losses arising from Binance’s default, Binance should compensate NBTC.” Please clarify what you mean by “Binance’s default,” and describe the losses you may incur due to such a default. File the agreement as an exhibit to a current report or your next periodic report, or advise.

Response:

In response to the Staff’s comment, the Company undertakes to file the memorandum of understanding with Binance Capital Management Co., Ltd. (“Binance”) as an exhibit to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 82:

Mining pool operators

In July 2021, NBTC Limited, our wholly-owned subsidiary, signed a memorandum of understanding with Binance Capital Management Co., Ltd., an operator of Binance mining pool, or Binance, ~~to procure long-term cooperation of more than three years with Binance by connecting 50% of NBTC Limited’s miners hash rate to Binance’s Bitcoin mining pool~~ pursuant to which NBTC Limited has agreed to connect 50% of its total miners’ hash rate to Binance’s Bitcoin mining pool for a period of at least three years, which can be extended and such extension shall be for a minimum of one year period. As of the date of this annual report, NBTC Limited or any of our group companies had not entered into any new mining pool agreement with Binance after the signing of the memorandum of understanding. Due to the long-term relationship with Binance, we are still using Binance’s mining pool. Although this memorandum of understanding is not explicitly extended, we believe that the collaboration with Binance is still ongoing, following the principal terms of the memorandum of understanding. Such cooperation can be terminated at any time by either party without compensating the other party.

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Securities and Exchange Commission

August 29, 2024

Pursuant to the local laws and policies in Kazakhstan, we must arrange our Bitcoin miners to participate in Kazakhstan’s local mining pools. As of the date of this annual report, 16% of our Bitcoin miners are participated in Kazakhstan’s local mining pools. The service fees for Kazakhstan’s local mining pools ~~is~~ are 2.5% and 2.75% of the total proceeds from the mining pools per month. The remaining 84% of our Bitcoin miners are arranged to participate in Binance’s Bitcoin mining pools.

The adopted mode of proceeds distribution is full price per share, or FPPS, and the formula is: per tera-hash theoretical proceeds * hash rate * (1 + blockchain commission) * (1 - platform commission). The proceeds should be distributed to the owner of miners daily only in the form of Bitcoin. Based on the actual Bitcoin arithmetic value achieved by NBTC’s mining machines connected to Binance mining pool, the daily revenue we earn will be distributed to us on a daily basis, which can be verified according to the FPPS theoretical revenue calculation. ~~In case of any losses arising from Binance’s default, Binance should compensate NBTC Limited.~~ If NBTC Limited’s actual distributed mining revenue is lower than the FPPS theoretical revenue due to Binance’s fault, it will be topped up by Binance according to the FPPS theoretical earnings due to NBTC Limited. The service fee is 3% of the total proceeds from the mining pool per month~~, and we have guaranteed in the memorandum of understanding that during the term of the memorandum of understanding, the aggregated service fees we pay should be no less than 1000Ph/s * 3% * 10 months. As of December 31, 2023, the total fees under the memorandum of understanding have reached the guaranteed aggregated service fees~~.

•	Identify by name the local mining pools you use in Kazakhstan. Disclose the material terms of your agreements with those pools and file your agreements as exhibits to a current report or your next periodic report, or advise.

Response:

In response to the Staff’s comment, the Company undertakes to file the agreements with the mining pools in Kazakhstan as exhibits to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

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Securities and Exchange Commission

August 29, 2024

Page 82:

Mining pool operators

. . ..

Mining pool operations in Kazakhstan

We have used two locally registered mining pools in Kazakhstan.

In 2023, our service provider, LGHTSTR Ltd. signed a cooperation agreement with Pool4Miners Limited Liability Partnership, or Pool4Miners, a registered provider of the Bitcoin mining pool services in Kazakhstan. According to the cooperation agreement:

•	NBTC wallet was opened to collect Bitcoin mining proceeds.

•	Control of the wallet has been fully given to NBTC by LGHTSTR Ltd.

•	Pool4Miners is entitled to 2.75% of all mined Bitcoin proceeds generated by the mining equipment of NBTC whereas NBTC is entitled to 97.25%.

•	Each party is responsible for its respective taxes.

•	LGHTSTR Ltd. is responsible to provide daily mining hash rate of no less than 82.88 PH/S to the pool. If the hash rate is less than 82.88 PH/S for fifteen consecutive days after the signing date of the cooperation agreement or any three consecutive days during the term of the cooperation agreement, Pool4Miners has the right to unilaterally terminate the agreement or change the Bitcoin distribution ratio.

•	Pool4Miners is responsible for technical operations of the pool, provision of information about operations of the pool (excluding its own financial performance) and provision of monthly Bitcoin mining reports to us.

•	Pool4Miners’ liability is limited to the actual damages caused to LGHTSTR Ltd.

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Securities and Exchange Commission

August 29, 2024

In March 2024, LGHTSTR Ltd. terminated the agreement. In the same month, our service provider LGHTSTR Ltd. signed the Agreement for the Provision of Services of Combining the Capacity of Hardware and Software Complex for Digital Mining of Digital Miners and Distribution of Digital Assets Obtained as a Result of Miners’ Activities, (the “Fish2Pool Agreement”) with Fish2Pool Kazakhstan Ltd., or Fish2Pool. According to the Fish2Pool Agreement:

•	NBTC wallet was opened to collect Bitcoin mining proceeds.

•	Control of the wallet has been fully given to NBTC by LGHTSTR Ltd.

•	Fish2Pool undertakes to provide remote operational services in respect to our mining equipment: (a) acceptance of our mining equipment computing power to its serve equipment on a daily basis, and (b) distribution of digital assets to us daily.

•	Fish2Pool’s service fee is 2.5% of the distributed Bitcoin proceeds generated by our mining equipment in terms of the block reward, calculated in accordance with the FPPS calculation formula. Fish2Pool’s fee shall be paid by us on a daily basis only when we actually begin to engage in digital mining activities. The rate of Fish2Pool’s fee shall be fixed for one year from the signing date of the Fish2Pool Agreement if we can keep its weighted average hash rate in all accounts at above 150PH/S. The rate will be increased from 2.5% to 3.0% if the statistical probability of finding a new block for Bitcoin mining by our equipment during past three months falls below 80%.

•	Fish2Pool shall provide us with work reports daily. We have the right to object to the report within five days. Otherwise, report results shall be binding on us.

•	Each party shall be responsible for paying their respective taxes.

•	We have the right to terminate the agreement in case Fish2Pool loses its operating license in accordance with the laws of Kazakhstan.

•	Fish2Pool is responsible to provide instructions to connect our equipment to the mining pool, solve all technical issues regarding operations of the pool and provide information reports about Bitcoin mining activities of our equipment.

•	Fish2Pool’s total aggregate liability in connection with the Fish2Pool Agreement is limited to the total of all payments made by us during the daily per diem period of the Fish2Pool Agreement immediately preceding the event that entails Fish2Pool’s liability. However, Fish2Pool shall be responsible to us in case of any failure of the equipment for any reasons that violate the Rules of Accreditation of Digital Mining Pools which was approved on April 11, 2023 by the Order of the Minister of Digital Development, Innovation and Aerospace Industry of Kazakhstan.

•	Fish2Pool guarantees the security, warrants and is fully responsible for the digital assets to be distributed through the mining pool pursuant to the Fish2Pool Agreement. In case of any damages to the digital assets during the use of the mining pool, Fish2Pool shall fully compensate for our losses.

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Securities and Exchange Commission

August 29, 2024

•	Clearly disclose separately how proceeds distribution is calculated for the local Kazakhstan bitcoin mining pools in which you operate and the Binance bitcoin mining pools in which you operate.

Response:

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 82:

Mining pool operators

Binance mining pool

. . ..

The adopted mode of proceeds distribution is full price per share, or FPPS, and the formula is: per tera-hash theoretical proceeds * hash rate * (1 + blockchain commission) * (1 - platform commission). The proceeds should be distributed to the owner of miners daily only in the form of Bitcoin. Based on the actual Bitcoin arithmetic value achieved by NBTC’s mining machines connected to Binance mining pool, the daily revenue we earn will be distributed to us on a daily basis, which can be verified according to the FPPS theoretical revenue calculation. ~~In case of any losses arising from Binance’s default, Binance should compensate NBTC Limited.~~ If NBTC Limited’s actual distributed mining revenue is lower than the FPPS theoretical revenue due to Binance’s fault, it will be topped up by Binance according to the FPPS theoretical earnings due to NBTC Limited. The service fee is 3% of the total proceeds from the mining pool per month~~, and we have guaranteed in the memorandum of understanding that during the term of the memorandum of understanding, the aggregated service fees we pay should be no less than 1000Ph/s * 3% * 10 months~~.

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Securities and Exchange Commission

August 29, 2024

. . ..

Mining pool operations in Kazakhstan

In 2023, our service provider, LGHTSTR Ltd. signed a cooperation agreement with Pool4Miners Limited Liability Partnership, or Pool4Miners, a registered provider of the Bitcoin mining pool services in Kazakhstan. According to the cooperation agreement:

. .. .

•	Pool4Miners is entitled to 2.75% of all mined Bitcoin proceeds generated by the mining equipment of NBTC whereas NBTC is entitled to 97.25%.

. .. .

In March 2024, LGHTSTR Ltd. terminated the agreement. In the same month, our service provider LGHTSTR Ltd. signed the Agreement for the Provision of Services of Combining the Capacity of Hardware and Software Complex for Digital Mining of Digital Miners and Distribution of Digital Assets Obtained as A Result of Miners’ Activities, (the “Fish2Pool Agreement”) with Fish2Pool Kazakhstan Ltd., or Fish2Pool. According to the Fish2Pool Agreement:

. .. .

•	Fish2Pool’s service fee is 2.5% of the distributed Bitcoin proceeds generated by our mining equipment in terms of the block reward, calculated in accordance with the FPPS calculation formula. Fish2Pool’s fee shall be paid by us on a daily basis only when we actually begin to engage in digital mining activities. The rate of Fish2Pool’s fee shall be fixed for one year from the signing date of the Fish2Pool Agreement if we can keep its weighted average hash rate in all accounts at above 150PH/S. The rate will be increased from 2.5% to 3.0% if the statistical probability of finding a new block for Bitcoin mining by our equipment during past three months falls below 80%.

. .. .

3.	Refer to your response to prior comment 10 and reissue the comment. In future filings, provide a comprehensive, quantitative breakeven analysis for each crypto asset that you mine, comparing the cost to earn/mine each crypto asset with the market value of that crypto asset. Identify and explain all relevant inputs and assumptions. Quantitative tabular disclosure may be helpful. As part of your breakeven analysis, please be sure to reflect mining equipment costs, whether through depreciation or other appropriate presentation. Additionally, clarify whether you finance the purchase of mining equipment and if so, reflect financing costs in your breakeven analysis.

Response:

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The Company respectfully advises the Staff that, with respect to Filecoin mining, (i) all of its Filecoin mining machines had been fully depreciated in 2023, (ii) the Company no longer manages the Filecoin mining by itself or has control over the Filecoin mining operations, and (iii) the Company only receives immaterial amount (approximately 7,100 Filecoin or at the market value of approximately US$30 thousand as of the date of this submission) as passive income. Therefore, the Company is of the view that the elaboration for Filecoin mining is not necessary due to immateriality.

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Securities and Exchange Commission

August 29, 2024

Page 83:

Breakeven analysis for our Bitcoin mining operations

We cooperate with different Bitcoin mining sites located in Kazakhstan, Kyrgyzstan, the U.S.~~,~~ and Canada~~, among other locations~~. The majority of our Bitcoin mining machines were purchased in 2021 by cash. We did not finance the purchase of our Bitcoin mining machines. The hosting fee charged by mining sites, Bitcoin mining machine depreciation and mining pool fees are the ~~is the single~~ major costs we use to perform breakeven analysis ~~to determine at what Bitcoin market price we should shut down our Bitcoin mining machines because the other related costs like machine costs or depreciation, shipment costs are all sunk cost~~. Based on the computing power of different types of Bitcoin mining machines, we can estimate the Bitcoin reward we will receive by our ~~a specific~~ Bitcoin mining machines using the latest public Bitcoin reward information, for example, those available on Binance’s website. ~~Based on the hosting fee applicable to that specific Bitcoin mining machine, we can then calculate the breakeven Bitcoin price. If Bitcoin market price falls below the breakeven price, we will instruct the mining sites to shut down our Bitcoin mining machines.~~

Our breakeven analysis is made under the following assumptions:

•	Hash rate, which is the computational power of our mining machines, is 1,000 PH/S.

•	Daily power consumption, which is the amount of electricity consumed by our mining machines per day, is 25,000 kW.

•	Hosting fees, which is the cost of electricity per kilowatt-hour, or kWh, charged by our mining site partners, is $0.06/kWh.

•	Daily depreciation by using straight-line depreciation to depreciate our mining machines over a three-year period, is $10,000.

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Securities and Exchange Commission

August 29, 2024

•	Network hash rate, which is a measure of how difficult it is to mine a Bitcoin block, is 600,000 PH/S.

•	Daily block reward is 450 Bitcoin per day, assuming 3.125 Bitcoin per block and 144 blocks per day.

•	Average mining pool fee, which is the approximate average fee charged by mining pools, is 3%.

Calculation of breakeven Bitcoin price:

•	Daily hosting fees = 25,000kW per day * $0.06/kWh * 24 hours = $36,000 per day.

•	Daily total cost = $36,000 + $10,000 = $46,000.

•	Daily Bitcoin production = 1,000 PH/S / 600,000 PH/S * 450 Bitcoin per day = 0.75.

•	Daily pool fees in Bitcoin: 0.75 * 3% = 0.0225.

•	Daily Bitcoin received, net of pool fees = 0.75 - 0.0225 = 0.7275.

•	Breakeven Bitcoin Price: $46,000 / 0.7275 = $63,230.

4.	Refer to your response to prior comment 11. We note your disclosure on page 43 that you “currently rely on the data center operators to insure their data centers, including, among other things, our mining machines.” In future filings, please describe the insurance policies of the hosting facilities, including the degree to which they offer protection for your miners.

Response:

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 43:

We have limited business insurance coverage in China and other areas.

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Securities and Exchange Commission

August 29, 2024

Our mining machines are located in the U.S., Canada, Kyrgyzstan and Kazakhstan. We are in the process to obtain insurance on our mining machines. We currently rely on the data center operators to insure their data centers, including, among other things, our mining machines. Operators of data centers are holders of their own insurance policies. Data center operators do not provide commercial insurance specifically for our miners located at their facilities. Rather, they have insurance covering data center facilities and assets which belong to the data center operators. We are not privy to the specific terms of the insurance contracts of the data center operators. However, data center operators are contractually responsible for the safety of our miners. We cannot guarantee that the data center operators have fulfilled their obligations to comply with the insurance coverage requirements.

5.	Refer to your response to prior comment 12. You state that all of your bitcoins are held in cold wallets located in China. In future filings, please describe the laws related to crypto assets in China, and discuss whether you may have difficulty in transferring your crypto assets out of China or within China.

Response:

In response to the Staff’s comment, the Company respectfully clarifies that when it mentioned “cold wallets located in China,” it referred to the physical devices to record private keys and to access the Bitcoin in the blockchain. The Bitcoin mined are recorded in the blockchain, which keeps track of the addresses that hold the Bitcoin and how much they hold. When the Company needs to use the Bitcoin for various payments, it will transfer the Bitcoin to its overseas accounts via the online trading platforms. The Company has six laptops designated for these transfers. Six management-level employees use their own personal passwords to execute these transfers. Each employee keeps his/her password to himself/herself. The execution of the transfers needs four out of these six employees. If any employee forget his/her personal password, he/she can go to safe deposit boxes in banks to get the hand-written 12-word seed phrase and use it as a key to unlock his/her access to the Bitcoin in the blockchain. The laptops and the safe deposit boxes are currently physically located in China. However, the laptops and the 12-word seed-phrase can be replaced or brought to another jurisdiction without breaching the laws of the Chinese mainland.

As of the date of this submission, the laws of the Chinese mainland do not prohibit the holding of virtual currencies. However, the laws of the Chinese mainland prohibit any trading and financial activities related to virtual currencies or any crimes committed through virtual currency transactions. Substantial uncertainties remain as to whether the Company’s activities will be deemed as trading and financial activities under the laws of the Chinese mainland. If such activities are deemed as prohibited trading and financial activities under the laws of the Chinese mainland, the legal consequences would be that these activities are invalid and therefore not protected by the laws of the Chinese mainland.

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Securities and Exchange Commission

August 29, 2024

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

We may be adversely affected by the complexity, uncertainties and changes in regulation in the Chinese mainland of blockchain, and internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

. . ..

On September 15, 2021, the People’s Bank of China, together with the China Securities Regulatory Commission, the State Administration of Foreign Exchange, and other departments, jointly issued the Notice on Further Preventing and Dealing with the Risks of Virtual Currency Trading and Speculation, which clarified that virtual currencies do not have the same legal status as legal tender. Activities related to virtual currencies are considered illegal financial activities, including but not limited to, the exchange between legal tender and virtual currencies, exchange between virtual currencies, buying and selling virtual currencies as a central counterparty, providing intermediary and pricing services for virtual currency transactions, token issuance financing, and virtual currency derivative transactions. These activities are suspected of illegal issuance of tokens and securities, illegal issuance of securities, illegal futures business, and illegal fundraising.

While Chinese law does not prohibit the possession of Bitcoin, it does restrict financial activities related to virtual currencies, including any crimes committed through virtual currency transactions. This means that non-financial activities involving Bitcoin, such as holding or transferring Bitcoin as a commodity without engaging in trading or other financial services, are not explicitly prohibited. However, all forms of trading, exchange, and financial transactions involving virtual currencies are considered illegal financial activities in China.

Substantial uncertainties remain as to whether our activities will be deemed as prohibited trading and financial activities under the laws of the Chinese mainland. If such activities are deemed as prohibited trading and financial activities under the laws of the Chinese mainland, the legal consequences would be that these activities are invalid and therefore not protected by the laws of the Chinese mainland. These uncertainties could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects.

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Securities and Exchange Commission

August 29, 2024

Page 83:

. . ..

All our Bitcoin are kept in the blockchain, which keeps track of the addresses that hold the Bitcoin and how much they hold. When we need to use the Bitcoin for various payments, we transfer the Bitcoin to our overseas account via the online trading platforms. We have six laptops designated for these transfers, which, together with the 12-word seed phrase stored in our safe deposit boxes in banks, are referred as our cold wallets ~~located in China~~. The Bitcoin wallet adopts a 6/4 multi-signature mechanism, meaning out of the six people holding the passwords, any four people providing passwords together can execute transfer to Bitcoin. Six management level employees are assigned to be the password holders. Passwords are also stored in two bank safe deposit boxes, with each safe deposit box storing three passwords. The two safe deposit boxes were opened under the names of our two wholly-owned subsidiaries. To open any safe deposit box, the authorized representative of that subsidiary needs to go to the bank in person together with the official seal of that subsidiary. The official seals of the two subsidiaries are physically stored in the safe boxes of the two subsidiaries. We have an internal approval procedure for the authorized representatives to take out the official seals. The laptops and the safe deposit boxes are currently physically located in China. However, the laptops and the 12-word seed-phrase can be replaced or brought to another jurisdiction without breaching the laws of the Chinese mainland. As of the date of this annual report, the laws of the Chinese mainland do not prohibit the holding of virtual currencies. However, the laws of the Chinese mainland prohibit any trading and financial activities related to virtual currencies or any crimes committed through virtual currency transactions. Substantial uncertainties remain as to whether the Company’s activities will be deemed as trading and financial activities under the laws of the Chinese mainland. If such activities are deemed as prohibited trading and financial activities under the laws of the Chinese mainland, the legal consequences would be that these activities are invalid and therefore not protected by the laws of the Chinese mainland.

. . ..

6.	Refer to your response to prior comment 16. In future filings, to the extent material, explain whether your crypto assets serve as collateral for any loan, margin, rehypothecation, or other similar activities to which you or your affiliates are a party. If so, identify and quantify the crypto assets used in these financing arrangements, and disclose the nature of your relationship for loans with parties other than third parties. State whether there are any encumbrances on the collateral. Separately, revise to clarify what you mean by your disclosure that your bitcoins are “pledged” to Binance, disclose the material terms of any related agreement, and file such agreement as an exhibit, or advise.

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Securities and Exchange Commission

August 29, 2024

Response:

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The Company respectfully advises the Staff that it expects the Bitcoin pledged to Binance to be fully released in 2024.

Page 80:

Cryptocurrency Mining

. . ..

In 2024, our wholly-owned subsidiary 1111 Limited signed a master loan agreement with an unrelated institutional investment firm, Equities First Holdings LLC, or Equities First, pursuant to which Equities First extends loans to 1111 Limited in several tranches, each of which is secured by 1111 Limited’s Bitcoin as collateral. As of the date of this annual report, we pledged [238] Bitcoin for five loan tranches to secure the repayment of the net loan proceeds of approximately 10 million USDT. Each loan tranche has the same loan-to-value ratio of 65%. Each tranche of the loan (a) shall be payable back after one year period, (b) has an annual interest rate of 3.5% on the respective principal amount, with such interest payable quarterly, and (c) is subject to 2% of the origination fee withheld from the principal amount of each tranche. In addition, 1111 Limited signed a master pledge agreement with Equities First, pursuant to which it assigns to Equities First and transfers all rights, title, ownership, and interest in and to the Bitcoin collateral. 1111 Limited and Equities First agreed that the loan and the pledge are non-recourse, i.e., Equities First shall look only to the Bitcoin collateral for the repayment of the principal loan amounts. Within five days of 1111 Limited’s repayment of the principal loan amounts, Equities First shall reassign all rights, titles, ownership and interest in the Bitcoin back to 1111 Limited.

Page 103:

Operating Results

. . ..

We pledged 110 Bitcoin and 1.5 million USDT to Binance for the cooperation on Filecoin mining in 2021. In accordance with the agreed Filecoin mining distribution schedule, Binance had gradually released all Bitcoin and USDT pledged from 2021 to 2024. Among the Bitcoin and USDT pledged, 40 Bitcoin and 1.5 million USDT were released in 2021, 32 Bitcoin were released in 2023, and [the remaining 38 Bitcoin were released in 2024]. ~~We received 20 previously pledged Bitcoins from Binance in April 2024. As of the date of this annual report, we had 18 Bitcoins pledged to Binance, and therefore, they are temporarily held on NBTC’s account on Binance exchange. We expect these 18 pledged Bitcoins to be released in late 2024~~ Our cooperation with Binance on Filecoin mining has been terminated. See note 10<3> to our consolidated financial statements, which are included elsewhere in this annual report, for further details.

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Securities and Exchange Commission

August 29, 2024

Internal Procedures with respect to Crypto Assets, page 87

7.	In future filings, please delete the statement on page 88 that “No court ruling has yet been made in connection with any crypto assets. With respect to crypto assets, there is currently no certainty under the applicable legal test that such assets are not securities.” We note that there have been court rulings in this regard, the legal tests are well-established by U.S. Supreme Court case law, and the Commission and staff have issued reports, orders and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

Response:

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 88:

Ethereum has long been treated as a commodity by state and federal regulators, including the Commodity Futures Trading Commission (CFTC). Designating it as a security would have a big impact on crypto markets, drastically changing how (and whether) the currency and others like it are traded in the U.S. We may draw conclusions based on our risk-based assessment regarding the likelihood that a particular crypto asset could be deemed a “security” under applicable laws. Our internal determination of various crypto assets will be impacted by the court determination as well. Despite the SEC being the principal federal securities law regulator in the United States, whether or not an asset is a security under federal securities laws is ultimately determined by a federal court. ~~No court ruling has yet been made in connection with any crypto assets. With respect to crypto assets, there is currently no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular crypto asset could be deemed a “security” under applicable laws.~~

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Securities and Exchange Commission

August 29, 2024

8.	In response to prior comment 27, you told us that your CEO participated in the evaluation of your internal control over financial reporting and you would include the CEO’s participation in your disclosure in future filings. You continue to disclose that your management, with the participation of your chief financial officer and internal audit manager, evaluated the effectiveness of your internal control over financial reporting. We note from Exhibits 12.1 and 12.2 that your principal executive officer is your CEO and your principal financial officer is your CFO. Please respond to the following:

•	Tell us whether your principal executive officer participated in the evaluation of the effectiveness of your internal control over financial reporting as of December 31, 2023. Refer to Rule 13(a)-15(c) under the Exchange Act.

•	In future filings, if true, disclose the participation of your CEO in the evaluation of the effectiveness of your internal control over financial reporting.

Response:

The Company respectfully advises the Staff that its CEO and CFO understand their respective responsibilities for establishing and maintaining disclosure controls and procedures. In particular, both CEO and CFO of the Company have participated in the evaluation work of the effectiveness of the Company’s internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 156:

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our management, with the participation of our chief executive officer, our chief financial officer and internal audit manager, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2023 due to the material weakness identified in our internal control over financial reporting as described below under “Internal Control over Financial Reporting.”

16

Securities and Exchange Commission

August 29, 2024

Note 2. Principal Accounting Policies

(9) Cryptocurrencies, page F-16

9.	We acknowledge your response to prior comment 34. Please revise your disclosure in future filings to state, if true, that your cryptocurrencies are reasonably expected to be realized in cash or sold or consumed during the normal operation cycle of your business.

Response:

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page F-16:

<9> Cryptocurrencies

Cryptocurrencies are classified on the Group’s Consolidated Balance Sheets as current assets due to the Group’s ability to sell them in a highly liquid marketplace and its intention to ~~liquidate~~ sell its Cryptocurrencies to realize in cash and/or consumption of its Cryptocurrencies for the Group’s normal business ~~to support~~ operations when needed. Pledged Cryptocurrencies are classified on the Group’s Consolidated Balance Sheets as Cryptocurrencies, restricted, which will be released within one year are included in the current assets and Cryptocurrencies, restricted, which will be released over one year are included in the non-current assets.

(12) Revenue Recognition, page F-17

10.	In your response to prior comment 36 you provide in Annex A, a redacted Memorandum of Understanding (MOU) that you characterize as being your mining agreement with the pool operator. Also in your response to prior comment 36 you indicate that the agreement is terminable at any time by either party without compensation. It is unclear how the MOU can be your current mining agreement as Article 12c appears to indicate that the agreement terminated on July 7, 2022 (365 days after its signing) yet Article 1 appears to commit you to 50% of your mining being with the pool operator for at least four years total from May 20, 2021. Please support your assertion that your mining pool agreement can be terminated at any time by either party without compensation. In your response address the following:

•	Clarify whether the MOU is your current arrangement with the pool operator. If so, explain why it did not terminate on July 7, 2022.

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Securities and Exchange Commission

August 29, 2024

•	Explain whether a separate follow-on agreement was negotiated consistent with the implication in Article 12a of the MOU. If so, provide us a copy of that agreement.

•	Explain how the agreement could be terminated at any time by either party when it appears that you committed 50% of your mining resources to the pool for at least four years.

•	Whether or not you committed to participate in the pool for at least four years, clarify whether the pool operator can terminate at any time, noting that under Article 12b of the MOU it appears that three months advance written notice is required to terminate the arrangement.

Response:

The Company respectfully advises the Staff that the mining pool partner that the Company has been using through today is Binance Capital Management Co., Ltd, an affiliate company of Binance Group. Binance Group is the largest cryptocurrency exchange in the world. The Company has been using Binance for both its mining pool needs and for their cryptocurrency exchange services when the Company needs to convert its Bitcoin into USDT for various operational payment needs.

The Company signed the MOU with Binance on July 7, 2021 to use their mining pool service. The reason the Company signed a MOU with Binance is more for business development purposes, as the Company believed that it could enter into better deals with the mining machine manufacturers since the Company has a strong mining pool partner.

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Securities and Exchange Commission

August 29, 2024

As a matter of fact, as long as the mining machine owners continue to contribute their computer power to the mining pools, the mining pools will continue to reward to the mining machines owners based on their share of the computing power contributed to the mining pool. When the mining machine owners want to stop the mining activities or shut off their mining machines, the mining pool will reward the mining machine owners’ share up to the last computing power contributed to the mining pool. NBTC Limited or the Company did not enter into any new mining pool agreement with Binance after this MOU. Although this MOU is not explicitly extended, the Company believes that the collaboration with Binance is ongoing, following the principal terms of the MOU. Due to the long term relationship with Binance, the Company is still using Binance’s mining pool. The Company’s assertion that the mining pool agreement can be terminated at any time by either party without compensation is valid.

11.	In response to prior comment 40, you told us that you identified your performance obligation as the transfer of ownership or access rights to the NFTs and after you sold the NFTs to your customers and your customers controlled the NFTs, you do not have further performance obligations. We note in Appendix B references to certain services such as the use and access of the site and its services, use of an account, use of a hosted wallet, and sending and receiving user data with third-party servicers. When considering your performance obligations, explain to us how you evaluated the rights conveyed and why you do not believe you have any ongoing performance obligations. Further, address the impact of your sale of the NFT business and whether or not you have any remaining obligations.

Response:

The Company respectfully advises the Staff that, in October 2023, it sold the entire NFT business to PT. DIFI NFT INDONESIA (“PT. DIFI”), a third party who assumed all liabilities of the NFTSTAR group. Historically, NFTSTAR received cryptocurrencies from customers when NFT was sold and transferred to the customer’s wallet. This was the primary obligation of NFTSTAR in respect to receipt of the consideration. Services provided under the terms and conditions listed in Annex B to the Correspondence, which include the use and access of the site and its services, use of an account, use of a hosted wallet, and sending and receiving user data with third-party servicers are all subject to the unilateral cancellation by NFTSTAR. NFTSTAR may, at any time and in its sole discretion, without prior notice, and without any liability to the customers, modify or discontinue portion of the services. NFTSTAR may cancel and deactivate users’ accounts or permanently suspend and terminate access to any or all services of any reason or no reason. NFTSTAR is under no obligations to disclose its reason for any termination or suspension of the services of the users or generally. NFTSTAR is not liable for any losses suffered by users resulting from any suspension or termination of services. After NFTSTAR has delivered NFTs to the customers in exchange for the consideration, there are no ongoing performance obligations of NFTSTAR.

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Securities and Exchange Commission

August 29, 2024

The accounting impact of the sale is discussed in Comment 13 below. The Company does not have any remaining obligations in respect to the NFT business. The purchaser PT. DIFI has assumed all assets and liabilities related to NFT group business.

(16) Cost of Revenues, page F-20

12.	We acknowledge your response to comment 42. For fees deducted by mining pools and for revenue sharing to third-party platforms, please respond to the following:

•	Tell us the amount of fees deducted by mining pools and for revenue sharing to third-party platforms recognized in your financial statements for the periods presented.

•	Tell us the significant terms of the revenue sharing to third-party platforms.

•	Tell us your consideration of the application of ASC 606-10-32-25, and whether the mining pool fees and revenue sharing should be reflected as a reduction of the transaction price and, therefore, of revenue. Include a reasonably detailed explanation of the factors you considered in applying the guidance in ASC 606.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that:

The amount of fees deducted by mining pools for the years ended December 31, 2023, 2022, and 2021 amounted to RMB5.0 million (US$0.7 million), RMB3.1 million, and RMB2.0 million, respectively. Service fees deducted by mining pools for the years ended December 31, 2023 and 2022 are disclosed in Note 10. CRUPTOCURRENCIES, below the “Rollforward Activity of Cryptocurrencies” table on F-35.

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Securities and Exchange Commission

August 29, 2024

The amount of revenue sharing with third-party platform recognized by the Company for the years ended December 31, 2023, 2022, and 2021 amounted to RMB52.0 thousand (US$7.3 thousand), RMB89.2 thousand, and RMB42.7 thousand, respectively.

The significant terms of the revenue sharing with only one third-party platform or operator are as follows:

The Company shared revenues with third-party platforms or operators for the IPTV related online game for the years ended December 31, 2023, 2022, and 2021. The Company was entitled to 5% of the revenues generated from the IPTV related online game. The Company recorded the revenue in gross basis and the third-party platform or operator’s share as cost of revenue in gross basis for bookkeeping purposes. The Company made the appropriate adjustment to reflect the net basis at each reporting period. The third-party platform or operator is the principal, and they are entitled to 95% of the revenues generated from the IPTV related online game and the Company only entitled to 5% of the revenue generated from the IPTV related online game.

Mining Pool Fee:

The mining pool operators are the Company’s customers, where the Company provides them the computing power in exchange for non-cash consideration, in Bitcoin, and the mining pool operators are also the Company’s service providers for mining, technical, payment processing, and other services. The Company is the primary obligator to the mining pool operators for the service fees they earned in connection with the services they provided to the Company’s mining activities. The arrangement of deducting the mining pool fees from the reward the Company earned from its computing power contributed to the mining pools do not change the fact that the mining pool operators have a right to the mining pool fees and the Company has an obligation to pay them for the mining pool fees they earned.

The mining pool fees charged by the mining pool operators are for the following services they provided to the Company:

(i)	provide bitcoin mining service for the Company;

(ii)	process daily reward payment to the Company’s designated BTC collection address based on the Company’s computing power contributed;

(iii)	provide the technical support for the Company’s BTC mining, including but not limited to (a) mining pool connection, (b) mining farm technical support, and (c) mining machine technical support; and

(iv)	provide the Company with 24*7 customer service support for mining pools.

21

Securities and Exchange Commission

August 29, 2024

Excerpt from ASC 606-10-32-25

“Consideration payable to a customer includes cash amounts that an entity pays, or expects to pay, to a customer (or to other parties that purchase the entity’s goods or services from the customer). Consideration payable to a customer also includes credit or other items (for example, a coupon or voucher) that can be applied against amounts owed to the entity (or to other parties that purchase the entity’s goods or services from the customer). An entity shall account for consideration payable to a customer as a reduction of the transaction price and, therefore, of revenue unless the payment to the customer is in exchange for a distinct good or service (as described in ASC 606-10-25-14 through ASC 606-10-25-22) that the customer transfers to the entity.”

The Company followed the guidance of ASC 60—10-32-25 and ASC 606-10-25-14 through ASC 606-10-25-22 on the consideration payable to a customer and the determination on the services the Company received from the mining pool operators as distinct services. Accordingly, the Company accounted for the mining pool fees for the services rendered by the mining pool operators the same way that the Company accounted for services rendered by its vendors. The Company accounted for the mining pool fees charged by its mining pool operators as the cost of mining revenue and not be net of mining revenue or reduction of the transaction price.

Revenue Sharing:

The Company was entitled to only 5% of the revenues generated from the IPTV related online game for the years ended December 31, 2023, 2022, and 2021. The Company was acting as an agent, and accounted for and presented its share of the revenue sharing with only one third-party platform or operator on a net revenue basis in its consolidated financial statements.

The original term of the agreement for the IPTV related online game was due to expire on April 30, 2023, which was extended to August 19, 2023. The Company did not further renew the agreement when the extended term expired on August 19, 2023.

Note 4. Discontinued Operations, page F-25

13.	Please respond to the following regarding your sale of the NFT business on October 13, 2023.

•	Summarize the significant rights and obligations of the parties to the sale agreement.

Response:

The Company respectfully advises the Staff that, pursuant to the share sale and purchase agreement, The9 Limited sold one ordinary share, representing 100% of the issued and outstanding share capital, of NFTSTAR SINGAPORE PTE. LTD. (the “Sale Share”), to PT. DIFI. PT. DIFI shall pay The9 Limited US$1 as the consideration for the Sale Share. The9 Limited has the obligation to obtain consent of its board of directors and ensure registration of the Sale Share in the name of PT. DIFI in the applicable government bodies. The9 Limited shall ensure that the Sale Share is free from any encumbrances. It shall cause incumbent registered directors to resign. PT. DIFI provided certain representation and warranties regarding its good standing under the applicable laws, and represented that it has the financial resources to support the operations of NFTSTAR SINGAPORE PTE. LTD. as a going concern following the completion of the transaction and its management has the relevant expertise to run NFTSTAR SINGAPORE PTE. LTD.

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Securities and Exchange Commission

August 29, 2024

•	Tell us how you calculated the gain on disposal of discontinued operations of RMB158.8 million (US$22.4 million).

Response:

The Company respectfully advises the Staff that, according to ASC 810-10-40-5, upon the sale of a subsidiary, the parent company should recognize a gain or loss measured as the difference between:

(a) The aggregate of: (1) the fair value of any consideration received; (2) the fair value of any retained noncontrolling investment in the former subsidiary, and (3) the carrying amount of any noncontrolling interest at the date the subsidiary is deconsolidated; and

(b) The carrying amount of the former subsidiary’s assets and liabilities.

A subsidiary should be deconsolidated from the date a controlling financial interest is lost. Should also consider the equity components included in the noncontrolling interest and the amounts previously recognized in accumulated other comprehensive income (loss) i.e. the foreign currency translation adjustment.

On October 13, 2023, the Company sold the NFT business to PT. DIFI and lost the controlling financial interest. On that date, the assets, liabilities and accumulated other comprehensive income (loss) of the NFT business were:

RMB
Cash and cash equivalents	85,106
Prepayment and other current assets	25,917
Accounts payable	(158,715,220)
Accrued expenses and other current liabilities	(85,216)
Accumulated other comprehensive income	(119,874)
Net liabilities	(158,809,287)

23

Securities and Exchange Commission

August 29, 2024

Comparing with the consideration received of RMB6, the Company recognized a gain on disposal of discontinued operations of RMB158,809,293.

•	Confirm for us that the buyer, PT. DIFI NFT INDONESIA, is a third party.

Response:

The Company respectfully advises the Staff that PT. DIFI NFT INDONESIA is a third party.

•	You disclose that you sold 1 ordinary share of NFTSTAR Singapore Pte. LTD. (the parent company of the NFT business group). Tell us whether the buyer acquired 100% of your NFT business.

Response:

The Company respectfully advises the Staff that PT. DIFI has acquired 100% of NFT business group. NFTSTAR SINGAPORE PTE. LTD. only issued one ordinary share as its total registered share capital.

•	Tell us why the buyer purchased the NFT business for SGD 1.00, especially given the disclosures that in January 2023 you ceased operations of the NFT business and its related blockchain-based online game and the net liabilities of the NFT business as of December 31, 2022 were RMB 159,310,716. In your response, explain whether the buyer assumed all of your liabilities as a result of the sale.

Response:

The Company respectfully advises the Staff that PT. DIFI purchased NFT business out of their own business considerations. Even though there was recorded liability on the books of the NFTSTAR SINGAPORE PTE. LTD., PT. DIFI, to the Company’s knowledge, saw value in the developed business contracts which could be potentially carried out under the new ownership and believed that the recorded liabilities might not lead to actual cash outflow of the same amount (see the response to the next bullet point comment for details). Therefore, they assumed all liabilities and represented under the agreement that they have the financial resources to support the operations of NFTSTAR SINGAPORE PTE. LTD. as a going concern following the completion of the transaction and its management has the relevant expertise to run NFTSTAR SINGAPORE PTE. LTD. Sales price was set as the nominal value of its share capital was the result of the commercial decisions of both parties based on the above.

24

Securities and Exchange Commission

August 29, 2024

•	Tell us the nature and amount of the significant components of the accounts payable of the NFT business of RMB 158,800,167 as of December 31, 2022.

Response:

In late 2021, NFTSTAR Hong Kong Limited, a subsidiary of NFTSTAR SINGAPORE PTE. LTD., signed license agreements with 5 sports celebrities including Christian McCaffrey, Luís Figo, Son Heung-min, Giannis Antetokounmpo and Neymar Jr, to obtain the rights to issue NFTs for them. The license terms ranged from 2 years to 3 years. NFTSTAR Hong Kong Limited is committed to pay minimum guarantees of revenue sharing of the NFTs to the celebrities at the beginning of each contract year. According to the license agreements, the celebrities should cooperate with NFTSTAR Hong Kong Limited to produce certain number of video clips or photos for the NFT production in each contract year.

In 2022, NFTSTAR commenced the sale of certain NFTs of Luís Figo, Son Heung-min and Neymar Jr. The financial performance of those sales was unfavorable. NFTSTAR then decided to cease the operation of this business. For all the 5 license agreements, NFTSTAR only paid the first year minimum guarantees to the celebrities. Although the 5 celebrities had not performed all the duties described in the license agreements, for the sake of prudence, NFTSTAR had accrued the minimum guarantees of the following years according to the license agreements. Therefore, RMB150,963,679 of accounts payable of the NFT business were these accrued minimum guarantees. The remaining accounts payable amounted to RMB7,836,488 related to other service providers of NFTSTAR business.

Note 10. Cryptocurrencies, page F-34

14.	We acknowledge your response to prior comments 44 and 45. Please respond to the following:

•	In future filings, disclose the cost basis for each significant crypto asset holding, as determined by the fair value, and disclose the aggregated cost bases of crypto asset holdings that are not individually significant. Refer to ASC 350-60-50-1.

•	With respect to your pledged BTC, in future filings disclose the remaining duration of the pledge and the circumstances that could cause the pledge to lapse. Refer to ASC 350-60-50-6 and 50-7.

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Securities and Exchange Commission

August 29, 2024

Response:

The following table presents the Group’s significant cryptocurrency holdings as of December 31, 2023:

	Quantity	Cost Basis	Fair Value	Cost Basis	Fair Value
		RMB	RMB	US$	US$
Bitcoin	306	58,128,075	92,205,041	8,187,168	12,986,808
Others[1]		8,265,556	15,756,220	1,164,179	2,219,218
Total Cryptocurrencies held as of December 31, 2023		66,393,631	107,961,261	9,351,347	15,206,026

Note:

1. Others consisted of the Group’s aggregated cost bases and fair value of the cryptocurrency holdings that are not individually significant.

As of December 31, 2023, 38 Bitcoin were pledged. Originally, based on the agreed Filecoin mining distribution schedule, 30 Bitcoin were expected to be released in 2024 and the remaining eight Bitcoin were expected to be released in 2025. However, the Company expects that the cooperation between the Company and Binance on Filecoin mining will be terminated in late 2024. Due to the fact that the cooperation is terminated earlier than expected, the Company expects the 38 Bitcoin to be released in 2024.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

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Securities and Exchange Commission

August 29, 2024

Page F-36:

The following table presents the Group’s significant cryptocurrency holdings as of December 31, 2024:

	Quantity	Cost Basis	Fair Value	Cost Basis	Fair Value
Bitcoin
Others[1]
Total Cryptocurrencies held as of December 31, 2024

Note:

1. Others consisted of the Group’s aggregated cost bases and fair value of the cryptocurrency holdings that are not individually significant.

As of December 31, 2024, [all] Bitcoin pledged were released. Originally, based on the agreed Filecoin mining distribution schedule, 30 Bitcoin were expected to be released in 2024 and the remaining eight Bitcoin were expected to be released in 2025. However, the cooperation between the Company and Binance on Filecoin mining [terminated] in late 2024. Due to the fact that the cooperation [was] terminated earlier than expected, [38 Bitcoin were released in 2024].

Note 9. Property, Equipment and Software, Net, page F-34

15.	We acknowledge your response to prior comment 43. Although you stated in your response that you would revise future filings, we did not find the requested disclosures. We note that you recognized an impairment loss of equipment of RMB11.6 million, RMB176.9 million and RMB161.0 million for the years ended December 31, 2021, 2022 and 2023, respectively. Please revise future filings to disclose the following and refer to ASC 360, including ASC 360-10-50-2:

•	your accounting policy for the impairment of property, plant, and equipment;

•	a description of the facts and circumstances leading to the impairment; and

•	the method(s) used for determining fair value.

Response:

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

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Securities and Exchange Commission

August 29, 2024

Page F-34:

Note 9. PROPERTY, EQUIPMENT AND SOFTWARE, NET

. . ..

The impairment loss of equipment was mainly due to the decrease in the fair value of the Company’s Bitcoin mining machines. The market price of Bitcoin mining machines is highly related to the Bitcoin price. When the Bitcoin price decreases, the demand for Bitcoin mining machines will decrease, as will the market price of the Bitcoin mining machines. The second-hand market of Bitcoin mining machines is active. The Company obtained the latest market price of the Bitcoin mining machines from vendors and compared the net book values of the Company’s Bitcoin mining machines. If the latest market price or the replacement cost of the Bitcoin mining machines obtained from vendors is less than the net carrying value of the same model of the Bitcoin mining machines recorded in our books, management of the Company will consider this as an impairment indication and record the difference as an impairment loss. The impaired equipment is reported under the Company’s cryptocurrency mining segment.

The Company recorded impairment loss of equipment of RMB176.9 million, RMB161.0 million, and RMB[xx] million (US$[xx] million) for the years ended December 31, 2022, 2023, and 2024, respectively.

*             *              *

28

If you have any additional questions or comments regarding the 2023 Form 20-F and the Correspondence, please contact the undersigned at +86 21 6108-6080 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193-8210 or haiping.li@skadden.com. Thank you very much.

Very truly yours,

By:	/s/ George Lai
Name:	George Lai
Title:	Director and Chief Financial Officer

cc:	Jun Zhu, Chairman of the Board of Directors and Chief Executive Officer, The9 Limited
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Mei Siu, Partner, RBSM LLP